Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)
(Form Type)

OneMain Finance Corporation
OneMain Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	9.000% Senior Notes due 2029	Rule 456(b) and 457(r)	$500,000,000	100.000%	$500,000,000	0.00011020	$55,100
	Other	Guarantee of 9.000% Senior Notes due 2029	457(n)	(1)	(1)	(1)	(1)	(1)

(1)
Guarantee of OneMain Finance Corporation’s 9.000% Senior Notes due 2029 by its direct parent company OneMain Holdings, Inc. Pursuant to Rule 457(n) under the Securities Act of 1933, as amended (the “Securities Act’), no separate fee is payable with respect to the guarantee.